Filed by Silver Eagle Acquisition Corp.

This communication is filed pursuant to Rules 425 and 165 under the Securities Act of 1933, as amended

Subject Company: Videocon d2h Limited

Commission File No. 333-201870

Fastest Growing PayTV Operator In F astest G rowing PayTV Market * March 2015 Note: As on June 30, 2014 dot : Direct Service Centre Source: Company Data * Amongst major PayTV markets globally

Disclaimer

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction described herein (the "Transaction"), Videocon d2h Limited ("Videocon d2h") has filed a registration statement on Form F-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"), which includes the related preliminary proxy statement/prospectus, that is both the proxy statement to be distributed to holders of common stock and public warrants of Silver Eagle Acquisition Corp. ("Silver Eagle") in connection with the solicitation by Silver Eagle of proxies for the vote by the stockholders on the Transaction and the vote by the warrantholders on the proposed amendment to the warrant agreement, as well as the prospectus covering the registration of the proposed issuance of equity shares underlying ADSs to be issued to the distribution record holders in the Transaction. Silver Eagle will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders and warrantholders. Silver Eagle stockholders and warrantholders and other interested persons are advised to read, the preliminary proxy statement/prospectus included in the Registration Statement, and amendments thereto, and the definitive proxy statement/prospectus when available because the proxy statement/prospectus will contain important information about Videocon d2h, Silver Eagle, the proposed Transaction and the proposed warrant agreement amendment. The definitive proxy statement/prospectus will be mailed to stockholders and warrantholders of Silver Eagle as of March 2, 2015 . Stockholders and warrantholders will also be able to obtain copies of the Registration Statement which includes the proxy statement/prospectus, without charge, at the SEC's Internet site at http://www.sec.gov or by directing a request to: Silver Eagle Acquisition Corp., 1450 2nd Street, Suite 247, Santa Monica, CA 90401, Attention: James A. Graf, Chief Financial Officer.

Participants in Solicitation

Silver Eagle and its directors and officers may be deemed participants in the solicitation of proxies from Silver Eagle's stockholders with respect to the proposed Transaction and Silver Eagle's warrantholders with respect to the proposed warrant agreement amendment. A list of the names of those directors and officers and a description of their interests in Silver Eagle is contained in Silver Eagle's annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC. Additional information regarding interests of such participants will be contained in the proxy statement/prospectus.

Videocon d2h and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Silver Eagle in connection with the proposed transaction and from the warrant holders of Silver Eagle in connection with the proposed warrant amendment. A list of the names of such directors and officers and information regarding their interests in the transaction will be included in the proxy statement/prospectus for the transaction.

Forward Looking Statements

This presentation includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United Stated Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to the timing of the proposed Transaction with Videocon d2h, as well as the expected performance, strategies, prospects and other aspects of the businesses of Silver Eagle and Videocon d2h after completion of the Transaction, are based on current expectations that are subject to risks and uncertainties.

VIDEOCON d2h
Digital DTH Service

Disclaimer (cont.)

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of Contribution Agreement, relating tp the Transaction (the "Contribution Agreement") (2) the outcome of any legal proceedings that may be instituted against Silver Eagle, Videocon d2h or others following announcement of the Contribution Agreement and transactions contemplated therein; (3) the inability to complete the Transaction due to the failure to obtain approval of the stockholders of Silver Eagle, redemptions by stockholders of Silver Eagle or other conditions to closing in the Contribution Agreement, or the inability to amend the warrant agreement due to the failure to obtain approval of the warrantholders of Silver Eagle, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction; (5) the risk that the proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction described herein; (6) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of Videocon d2h to grow and manage growth profitably, effectively direct proceeds received in the Transaction, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the Transaction; (8) changes in applicable laws or regulations; (9) the possibility that Videocon d2h may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the transaction, including those under "Risk Factors" therein, and other filings with the SEC by Silver Eagle.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Silver Eagle undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Industry and Market Data

In this presentation, Videocon d2h relies on and refers to information and statistics regarding market shares in the sectors in which it competes and other industry data. Videocon d2h obtained this information and statistics from third-party sources, including reports by market research firms, such as Media Partners Asia, Ltd. Videocon d2h has supplemented this information where necessary with information from discussions with Videocon d2h customers and its own internal estimates, taking into account publicly available information about other industry participants and Videocon d2h's management's best view as to information that is not publicly available.

Earnings before interest, tax and depreciation & amortization (EBITDA)

EBITDA presented in this presentation, is a supplemental measure of performance and liquidity that is not required by or represented in accordance with IFRS. Furthermore, EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate EBITDA differently from Videocon d2h, limiting their usefulness as comparative measures. Videocon d2h believes that EBITDA helps identify underlying trends in its business that could otherwise be distorted by the effect of the expenses that are excluded calculating EBITDA. Videocon d2h believes that EBITDA enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

VIDEOCON d2h
Digital DTH Service

Deep and Experienced Management Team

Videocon d2h



Saurabh Dhoot

Executive Director

- Visionary behind Videocon d2h
- Board member since 2007
- Represents Dhoot family on the Board
- Responsible for strategic direction of d2h



Anil Khera

Chief Executive Officer

- Nearly 30 years of experience with Videocon Group
- CEO since 2008
- Previously CEO of Sansui India
- Deep expertise in sales and distribution of consumer products



Rohit Jain

Deputy Chief Executive Officer

- Over 20 years of experience in consulting, finance and business management
- Previously worked at PwC and Hewitt Associates (India)
- Responsible for financial and programming strategy
- Previously worked at PWC and Aon Hewitt

Silver Eagle



Harry E. Sloan

Sponsor / Director

- Founder, Chairman and CEO of SBS Broadcasting, Europe's second largest broadcaster and one of Europe's first and largest Pay TV providers
- Chairman and CEO of Metro-Goldwyn-Mayer Studios
- Co-Chairman of New World Entertainment
- Former Board Chairman, Lionsgate Films
- Co-founder, Global Eagle Entertainment



Jeff Sagansky

Sponsor / Director

- Co-President of Sony Pictures Entertainment, responsible for International build-out of Sony Channels, including SET India
- President, CBS Entertainment
- President, TriStar Pictures
- Board Member, Starz and Scripps Networks
- Co-founder, Global Eagle Entertainment

Videocon d2h Supported by Videocon Group, a Diversified Conglomerate with Over $10bn in Assets

Videocon d2h

VIDEOCON d2h
Digital DTH Service

Retail

Large entertainment and technology retail group in organized sector with a footprint of ~1000 retail outlets

Consumer Electronics*

Largest network of distribution, manufacturing and service in consumer electronics and household appliances with a 30% market share

Oil and Gas*

Successful Indian private sector hydrocarbon explorer with world class projects in Brazil, Mozambique, Indonesia, India and others

Key partners

Telecom*

Emerging GSM service provider across 7 circles covering a population of over 500million

* part of listed vehicle VIL

Videocon d2h: An Incredible Media Growth Story

1. Indian PayTV market is the fastest growing in the world
2. Videocon d2h is the fastest growing PayTV operator in India with ~20%[a] market share and 37% share of active subscriber adds for H1FY15
3. Videocon d2h is a strong consumer brand with national appeal
4. State-of-the-art network infrastructure and superior customer experience
5. Strong and profitable growth
6. Additional upside opportunities from advertising, content and consolidation

VIDEOCON d2h
Digital DTH Service

a) Number is rounded off to a higher digit

1

India is the World's Fastest Growing PayTV Market

Key Pillars of Growth

	Pillar	Details
I	Strong Indian economy creating new PayTV households: +21m subscribers	▪ **7% growth** in Indian economy and attractive business climate creating rapid household expansion ▪ Continued increase in PayTV penetration to 86%, driving a **21m increase** in PayTV households from 2015 to 2019
II	DTH capturing market share from cable: +16m subscribers	▪ DTH **subscriber market share** projected to increase from **32% to 37%** from 2015 to 2019 as DTH active (paying) subscribers grow from 47m to 63m ▪ DTH **revenue market share** projected to increase from **41% to 47%** from 2015 to 2019
III	Improving ARPU – d2h continuing to outperform the market	▪ **Transparency** from digitization is driving price increases on cable and allowing higher ARPU in DTH ▪ Greater **network capacity** of DTH enables premium content packages with upsell driving ARPU increases ▪ Better priced **HD and VOD** pushing up overall ARPU

21m increase in PayTV subscribers from 2015 – 2019 **16m increase in active DTH subscribers from 2015 – 2019**

Source :MPA report 2014, amongst major markets

2

VIDEOCON d2h
Digital DTH Service

175 197 63.0% 66.0% 2015 2019 (Penetration of total householders) TV Householders in millions) 61 54 40 52 47 63 148 169 2015 2019 ( No. of subscribers) Analog Cable Digital Cable DTH Translating to strong growth in total active PayTV subs Pillar I: Strong Macro Environment Expanding Consumer Base Significant increase in TV households… …with continued high penetration of PayTV Source: MPA report 2014 +14% / 21m households + 21m PayTV households from 2015 – 2019 +16m DTH households from 2015 – 2019 3 + 13% / 22m households 148 169 85.0% 86.0% 2015 2019 (Pay TV penetration of TV households) (Pay TV householders in millions) +14% / 21m households 122 105 100 182 152 254 375 540 2015 2019 Subscription revenue (INR bn) Analog Cable Digital Cable DTH +44% / INR165bn (US$2.7bn) revenue DTH market share: 32% DTH market share: 37% DTH market share: 41% DTH market share: 47%

Pillar II : Digitalisation Represents a Catalyst for DTH

Share of DTH and cable in DAS Phases I and II



Subscribers (in millions)
30.8
8.8
22.0
30.8
12.3
18.5
97.0
28.4
6.0
Phase I
4 Metros +
Phase II 38 Cities
(Population 1m+)
Phase I & II
(Current Status)
Phase III & IV
Rest of India
Digital Cable
DTH
Analog Cable + Terrestrial + Free Satalite

- **Phase I & II**
  - DTH **captured ~30%** of the Phases I and II markets which has been a home-ground for cable operators
  - However, accounting for digital cable churn, DTH now **enjoys 40% share** in these markets
- **Phase III & IV**
  - DTH is well-poised to leverage on its vast rural distribution network to add new subscribers
  - Consolidate on the head-start that it has gained in Phases III and IV

DTH subscriber growth outpaces cable (subscribers in millions)



+6%
100
106
33
67
52
54
FY14
FY19E
Analog Cable
Digital Cable



+54%
41
63
FY14
FY19E
DTH

- Strong driver for DTH subscriber conditions
- Improved subscriber member transparency creates parity for content pricing and pushes up DTH ARPU

Source: MPA report 2014

4

VIDEOCON d2h
Digital DTH Service

5.9 7.3 8.5 9.7 10.9 2015 2016 2017 2018 2019 (HD subscribers in millions) GDP growth (‘14 - ’16 CAGR) 6.8% 6.5% 5.2% 5.1% 6.5% 3.2% 6.2% ▪ HD subscribers projected to nearly double by 2019 Pillar III: Significant ARPU Upside Videocon d2h outperforming the industry ARPU growth (based on Paying subs) likely to exceed market forecasts (a) Based on Astro’s ARPU (FY13 Q4) of 92.3 ringgit. Exchange rate of 1 USD equals 3.55 Ringget (b) INR numbers on this page have been convenience translated to USD at exchange rate of 1 USD = 62.0 INR Source: MPA report 2014 Substantial upside in Indian PayTV ARPU given strong economy (a) Significantly higher pricing on HD 7.1 7.1 7.8 8.4 9.2 2.4 2.9 3.5 3.5 3.7 HD ARPU SD ARPU Apr 11 Apr 12 Apr 13 Apr 14 Sep 14 5 +85% Fast growing HD subscribers represent meaningful uptick in ARPU ~3x ▪ Market forecasts for DTH ARPU to grow near inflation ~6% ▪ But driven by base pack price , increases in HD subs and value added services , we believe ARPU is likely to grow even faster $3.2 $4.5 $4.7 $9.1 $10.7 $10.9 $26.0 India China Vietnam Phillippines Thailand Indonesia Malaysia Monthly PayTV ARPU (2013) (in US$ / month) 4.6 5.0 5.2 5.4 5.5 3.7 4.0 4.3 4.6 4.8 2015 2016 2017 2018 2019 US$ DTH Digital Cable US$ Note: Represents India DTH industry data based on MPA Report 2014 Note: Represents India DTH industry data based on MPA Report 2014

9.6% 24.6% 19.4% 20.1% 8.7% 17.6% d2h Company 2 Company 3 Company 4 Company 5 Company 6 The Videocon d2h Story: Significant Scale in Short Time Frame Currently the fastest growing market share (a) d2h number is rounded off to higher digit Source : MPA report 2014 6 20% 20% 20% 23% 5% 12% d2h Company 2 Company 3 Company 4 Company 5 Company 6 One of the highest market shares in the shortest time span 2004 2006 2008 2009 September 2014 March 2011 Date of operations launch (a)

26.1% 23.0% 22.8% 19.5% 7.7% 1.0% Videocon Dish TV Tata Sky Airtel Digital TV Sun Direct Reliance Digital TV Quickly Capturing Additional Market Share by Active Subscribers 7 Videocon d2h has consistently achieved 33%+ share of active subscriber additions since FY12 Share of gross subscriber additions (1H15) Share of active (paying) subscriber additions (1H15) 37.0% 31.9% 21.0% 17.4% 11.6% (18.8%) Videocon Tata Sky Airtel Digital TV Dish TV Sun Direct 1 1 Company 5 Company 2 Company 6 Company 4 Company 3 Company 5 Company 2 Company 6 Company 4 Company 3 Source : MPA report 2014

Why is Videocon d2h Winning?

Significant scale with a nationally recognized brand

- National scale with nearly 13 million gross subscribers[a]
- Winner of multiple prestigious awards including "The Economic Times Best Brands" in 2014 and "Asia's Most Promising DTH Brand" in 2013 and 2014

State-of-the-art network



d2h has the highest bandwidth
[x1.6]
540
864
Actual Bandwidth (MHz)
Equivalent Bandwidth (MHz)

- Industry leading technology: 10 transponders, MPEG-4 DVB S2 video compression technology, SingTel2 satellite
- First in India to rollout 4K (already launched by d2h)
- d2h uses MPEG-4 compression technology with a bandwidth of 540MHz which has 60% more efficiency than MPEG-2 resulting in a equivalent bandwidth of 864Mhz [540 x 1.6 = 864MHz]

Differentiated programming

- 500+ channels, including 29 HD channels, 3 movie channels and 41 audio and video channels
- Differentiated content includes:
  - Movie Channel Services (d2h Cinema)
  - Music Channel Service
  - Country's first Ultra-High Definition 4K channel launched (in Jan 2015)

Broadest content packages



d2h has the most channels
# of channels
296
249
241
227
204
188
75
d2h
Den
Dish
HCDL
Tata
Airtel
Analog

And strong content relationships

(a) FY2015E (March 2015)
Source: MPA report 2014, Company data

8

VIDEOCON d2h Digital DTH Service

Why is Videocon d2h Winning? (Cont.)

Nationwide distribution network

- **Extensive nationwide network leveraging Videocon Group's distribution expertise**
- Extensive nationwide network driving sales
  - Over 2,800 distributors and direct dealers
  - Over 150,000 sub-dealers and recharge counters
  - 365 sales executives in 25 offices



Leading customer service

- **The only pay-TV operator which has its own service centers**
- Attractive performance metrics
  - 97%+ First time installations within 4 hours
  - 85%+ fault repair within 6 to 8 hours
- Strong after-sales services to manage churn
  - 254 direct service centers, 1,600 resident engineers, over 720 service franchises
  - Over 6,650 customer support staff including over 2,450 engineers
  - 24/7 call centers – 9 regional languages in addition to English and Hindi

R&D and manufacturing know-how

- **The only pay-TV operator with in-house manufacturing and repair capability for Set-Top Box**
- Launched 4K set-top boxes in India in January 2015
- One of the first companies in India to offer radio frequency DTH remote and wireless DTH headphones
- Only pay-TV operator with in-house R&D capability

Source: MPA report 2014, Company data

9

VIDEOCON d2h
Digital DTH Service

Financial overview

2.4 2.9 3.1 3.1 2013 2014 1H2015 2015E (US$) 8.0 10.5 11.8 13.1 6.7 8.4 9.5 10.2 0.98% 0.76% 0.65% 2013 2014 1H2015 2015E 12 63 47 95 6.8% 22.2% 26.4% 25.1% 2013 2014 1H2015 2015E (US$ millions) EBITDA % margin 168 265 165 347 14 19 15 32 2013 2014 1H2015 2015E (US$ millions) Subscription revenue and activation revenue Other revenue Accompanied by expanding EBITDA margins Strong Financial Growth With Real Operating Leverage Fast growing revenues 10 Increasing gross and net subscribers ARPU (based on Net subs) growth Gross/Net subscriber (millions) (a) Note: INR numbers on this page have been translated to USD for convenience at exchange rate of 1 USD = 62.0 INR (a) The company’s churn assumption for the budget is based on a 10% decrease however, it is expected to be lower than that in 201 5E (b) Includes margins provided to distributors for distribution of subscriptions and consumer premises equipment. (Mar 2015) (Mar 2015) (Mar 2015) (Mar 2015) Monthly Churn Total revenue 182 284 180 380 (b)

Operating leverage Steady content and fixed costs With favorable renewal and regulatory environment (All numbers in US$) Content cost as % of subs revenue 43.9% 36.6% 38.8% ▪ In 2015, Videocon renewed all key content contracts for an average length of 3 years – 95% of content costs locked in for next 3 - 4 years ▪ Half of contracts renewed at fixed rates with minimal to inflationary increases ▪ Other contracts on a per subscriber basis ▪ 90% of content agreements with the Big 5 ▪ Indian regulators require that all channels be available to all distributors – exclusive content agreements (i.e. DirecTV / NFL) not allowed ▪ Regulators set ceiling on all channel fees Fixed cost as % of revenue 22.5% 20.3% 17.2% Note: Exchange rate of 62 INR/USD a) Includes margins provided to distributors for distribution of subscriptions and consumer premises equipment. 182 284 380 41 58 65 2013 2014 2015E US$ Revenue Fixed costs 168 265 347 74 97 135 2013 2014 2015E US$ Subscription revenue and activation revenue Content costs 11 (a)

Per Subscriber Economics Upfront revenue from new subscriber Upfront costs 12 5.6 10.0 40.3 56.0 Distribution margin Consumer Premise Equipment (“CPE”) Installation (All numbers in US$) 5.6 12.4 8.1 Lease rental Activation Installation 26.1 Upfront cash deficit = US$29.9 Note: INR numbers on this page have been convenience translated to USD at exchange rate of 1 USD = 62.0 INR

Videocon d2h – Key Financials (All numbers in US$m) 13 Profitability Statement FY13 FY14 1H14 1H15 Operating Revenue 182 285 131 179 Subscription revenue (a) 168 265 121 165 % growth - 58.0% - 36.0% Less: Expenses Operating Costs 60 76 36 44 Content Costs 74 97 46 61 % of subscription revenue (a) 43.9% 36.6% 38.0% 36.8% Admin, Man power & Mktg Exp 36 49 26 28 Total Expenses 170 221 108 132 EBITDA 12 63 23 47 % of revenue 6.8% 22.2% 17.5% 26.4% Less: Depreciation & Amortization 50 68 32 41 EBIT (38) (5) (10) 6 % of revenue (20.8%) (1.6%) (7.4%) 3.6% Interest & Finance Charges 44 70 35 34 Profit Before Tax (82) (75) (44) (27) Note: Exchange rate used 1USD=62.00INR (a) Subscription revenue is inclusive of activation revenue

Transaction overview

Transaction summary Videocon d2h issues new equity in the form of ADS’s to be listed on Nasdaq for 33.4 – 38.4% of the Company, valued at no less than $303 million. Videocon d2h currently has a net debt of $475 million. 1 Videocon Group and Silver Eagle Sponsors will be entitled to an additional earn - out of 11.68m and 1.3 – 2.0m shares , respectively, linked to stock price appreciation, half at 25% and half at 50% price gain. 2 Timeline: Expected SEC clearance in early March. Shareholder vote and closing late March. 3 ADS @ $10 Videocon Company 60.50 60.50 Public shareholders 25.12 32.50 Founder shares 5.25 5.25 90.87 98.25 Net cash Public shareholders 251.20 325.00 Silver Eagle transaction expenses (17.85) (19.15) Warrants redemption (32.50) (32.50) 200.85 273.35 Pro Forma ownership Upfront After earnout Silver Eagle shareholders, including founders 33.4 – 38.4% 30.5 – 35.5% Videocon Group 66.6 – 61.6% 69.5 – 64.5% (All numbers in US$m) Low High Low High Note: Numbers have been rounded up. Fixed share to ADS ratio of 1 to 4 has been used 14

Additional Upside Opportunities

Advertising revenues

- Current Indian advertising market contributes <0.5% of total GDP; Average for other countries is above 1%
- In India, TV advertising revenue as a percentage of total advertising revenue is substantially below that of other countries
- In India, broadcasters currently control the entire advertising inventory on their channels
  - As subscriber base expands and with potential market consolidation, DTH operators may win some ad inventory
- d2h has just started monetizing advertising on its own channels (music, movies, theme) creating an additional revenue stream

Unique content

- Investing in original content
- Opportunity to add: premium Hollywood movie channels, Educational programming (English and Math) and Kids content

Market consolidation

Indian DTH market is fragmented...


d2h
Company 2
Company 3
Company 4
Company 5
Company 6
5%
12%
20%
(a)
20%
20%
23%

(Market share by active subscribers)

...and contains more players


6
3
2
1
1
India
Philippines
Thailand
Vietnam
Malaysia

(a) d2h number is rounded off to higher digit
Source: MPA report 2014, Company data

15

Strong Indian economy and household growth leads to new PayTV opportunities Digitization represents a catalyst for DTH Improving market economics through ARPU growth Operator of scale with nearly 13m gross subscribers Summarizing: Videocon d2h, a Unique High Growth Investment Story Indian PayTV market: Key pillars of growth Videocon is the best positioned and fastest growing DTH player Multiple avenues of growth (in addition to subscriber additions and ARPU increases) Scale with high operating leverage State - of - the art infrastructure, customer service support and distribution Strong consumer brand with national appeal Advertising Content Market consolidation I II III 16

Appendix

Transaction mechanics Overview • In exchange for cash, Silver Eagle Acquisition Corp., “SEAC” shareholders will receive new equity shares in Videocon d2h Ltd. (“d2h”), which represent a minority stake in the company Transaction mechanics / details 1. Investment: SEAC delivers net proceeds of $201 - 273m to d2h. This Contribution Amount is after deducting: • certain transaction expenses; • amounts used to pay SEAC public stockholders who exercise their redemption rights; • costs for exchange of SEAC warrants, and • reserves for liquidation and dissolution expenses 2. Warrants: As d2h is not issuing d2h warrants for SEAC warrants, SEAC is seeking to exchange its outstanding warrants 3. ADS: d2h issues American Depository Shares (“ADS”) to SEAC, constituting 33.4 - 38.4% of issued share capital of d2h, depending on the number of shares redeemed by SEAC public stockholders (a) • Each ADS represents four d2h equity shares • d2h intends to apply to list its ADS on NASDAQ, under the symbol “VDTH” 4. Sponsor shares: Prior to closing of transaction, Sponsor and Dennis Miller will forfeit all of their founder earnout shares. On closing of transaction, d2h will grant the Sponsor 1.3 - 2.0m of shares • 50% of such shares will be forfeited if d2h ADS for any 20 trading days within any 30 - trading day period (within 3 years from closing date) does not exceed 125% of price at transaction close; • remaining 50% will be forfeited if this does not exceed 150% of price at transaction close 5. Earn - out: Videocon Group will be entitled to receive additional 11.68m shares in d2h, subject to the achievement of certain ADS price targets after closing: • 50% of earn - out after 25% share price increase; • remainder after 50% share price increase Videocon Group will hold 65.7 – 70.4% after issuance of earn - out shares 6. Dissolution : After closing of the transaction, SEAC stockholders will receive d2h ADS in proportion to SEAC equity stake, and SEAC will dissolve and liquidate 17 (a) Founders will be forfeiting 2m earnout shares and Saurabh Dhoot will receive 700,000 shares on same basis as sponsor

Transaction mechanics (cont’d) Proposals for special meeting of Stockholders Business Combination Proposal • Approval of the Contribution Agreement / transaction • Threshold: over 50% of outstanding SEAC shares Plan of Dissolution Proposal • Approval of the liquidation and dissolution of SEAC following the close of the transaction • Threshold: over 50% of outstanding SEAC shares Adjournment Proposal • Approval of adjournment of the special meeting of stockholders to a later date, if ‒ there is not sufficient votes to approve one or more proposals presented to stockholders, or ‒ one or more closing conditions under the Contribution Agreement is not satisfied Proposals for special meeting of Warrantholders Warrant Amendment Proposal • Approval of amend terms of warrant agreement, such that upon the completion of the transaction, warrants will be exchanged for cash at $1.00 per warrant • Threshold: 65% of outstanding public warrants Warrant Adjournment Proposal • Approval of adjournment of the special meeting of public warrantholders to a later date, if it is necessary to permit further solicitation / proxy votes (in the event there is not sufficient votes to approve the Warrant Amendment Proposal) Sponsor voting • Stockholder voting : Sponsor will vote in favour of the Business Combination Proposal • Warrantholder voting : Sponsor is not permitted to vote in favour of the Warrant Amendment Proposal, unless 65% of the public warrants vote in favour of the Warrant Amendment Proposal. But no restriction on the Sponsor’s public warrants Closing precedents • SEAC stockholders approve the Business Combination Proposal • Contribution Amount is at least $200.85m • d2h receives certain regulatory approvals, including from Ministry of Information and Broadcasting Post - deal corporate governance • Harry Sloan and Jeff Sagansky will be joining d2h Board as Independent Directors ‒ 7 - member Board includes Executive Director Saurabh Dhoot, as well as Independent Directors Shivratan Taparia, Pradeep Rathi, Nabankur Gupta and Karunchandra Srivastava Expected transaction close • March 2015 18

Revenue accounting policy for new subscription sign - up ▪ Revenue recognition: ‒ Activation revenue : Recognized immediately on the completion of activation services and is net of service tax and any discount given. ‒ Revenue from installation : Recognized immediately on completion of the installation services and is net of service tax. ‒ Lease rentals: Recognized 7 years as revenue over the operating lease period on straight line basis Annual L icense Fee to the Government ▪ Videocon d2h accounts for license fees on 10% of Adjusted Gross Revenue basis, calculated on the basis of Adjusted DTH Gross Revenue. ‒ Adjusted Gross Revenue = Gross Revenue – taxes – content cost ‒ However, Ministry of Information and Broadcasting (GOI) has challenged the deduction of content costs for the calculation of DTH license fee. The matter is pending before the Supreme Court of India ‒ The potential liability is estimated to be ~Rs.2,484million (USD~41m), inclusive of interest as of March 31 2014 Key Accounting Policies (a) (a) The company’s financial statements have been prepared in accordance with the International Financial Reporting Standards (‘I FRS ’) and IFRIC interpretations, as issued by the International Accounting Standards Board 19

Accounting treatment of customer acquisition (All numbers in US$m) 20 Category Calculation d2h treatment Lease rental from consumer $8.1 ─ Received up front ─ Recognized over 7 years Activation income ─ Recognized immediately in P&L Installation income ─ Recognized immediately in P&L Consumer premise equipment (CPE) $40.3 ─ Amortized over 7 years Note: Exchange rate used 1USD=62.00INR Activation charge $12.4 less: distribution margin (10.0) Total $2.4 Installation revenue $5.6 less: installation expense (5.6) Total $0.0

Favorable pricing industry dynamics Entry Price (US$) Trend Across SD and HD Connections Base Pack Price (US$) Trend for the DTH Industry FVP (months) Trend For Base Pack in ROI* Markets 21 April 2014 March 2011 4 months 0 months DTH players have largely reduced the free viewing period (FVP) to zero months for new subscribers *ROI – Rest of India 2.4 2.9 3.2 3.5 3.5 3.7 7.1 7.1 7.4 7.8 8.4 9.2 Apr 11 Apr 12 Dec 12 Apr 13 Apr 14 Sep 14 US$ SD HD India flat panel CRT TV sales 8.5 7.0 2.0 5.6 6.5 11.0 15.5 22.0 2012 2013 2015 2017 2019 TV sets sales (millions) CRT CTVs FPD TVs 21 27 30 29 35 40 39 32 FY2012 FY2013 FY2014 Sep-14 US$ SD Connection HD Connection

FY 12 FY13 FY14 H1FY15 23.9% 24.0% 27.7% 26.1% Company 2 22.4% 20.9% 16.5% 23.0% Company 3 22.2% 20.9% 20.6% 19.5% Company 4 15.2% 22.3% 26.2% 22.8% Company 5 7.4% 3.7% 1.0% 1.0% Company 6 8.9% 8.3% 8.0% 7.7% Share of subscriber additions Share of gross subscriber additions FY 12 FY13 FY14 H1FY15 36.7% 38.2% 33.5% 37.0% Company 2 16.2% 3.2% 15.4% 17.4% Company 3 21.9% 21.3% 22.2% 21.0% Company 4 21.0% 39.0% 30.7% 31.9% Company 5 3.7% (6.0%) (3.2%) (18.8%) Company 6 0.5% 4.2% 1.4% 11.6% Share of active (paying) subscriber additions 22 1 1 Source : MPA report 2014

Videocon d2h – EBITDA reconciliation (All numbers in US$m) 23 EBITDA reconciliation FY13 % of total FY13 revenue FY14 % of total FY14 revenue 1H15 % of total revenue Profit / (loss) after tax (57) (31.2%) (52) (18.1%) (19) (10.5%) Income tax expense (25) (13.9%) (23) (8.1%) (8) (4.7%) Profit / (loss) before tax (82) (45.1%) (75) (26.2%) (27) (15.1%) Finance costs / (income) 44 24.3% 70 24.7% 34 18.9% Other income (0) (0.0%) (0) (0.1%) (0) (0.0%) Profit / (loss) from operations (38) (20.8%) (5) (1.7%) 6 3.3% Depreciation, amortization and impairment 50 27.7% 68 23.9% 41 22.8% EBITDA (b) 12 6.8% 63 22.2% 47 26.2% (a) Exchange rate used 1USD=62.00INR (b) EBITDA under non - IFRS measures

Transaction sponsor: Silver Eagle Harry Sloan and Jeff Sagansky – Biography ▪ Chairman and CEO of Sliver Eagle (since 2013) ▪ Chairman and CEO of Global Eagle (2011 – 2013) ▪ Acquired Row 44 and Advanced Inflight Alliance ▪ Chairman and CEO of MGM (a) (2005 – 2009) ▪ Founder, Chairman and CEO of SBS Broadcasting (1990 – 2001) ▪ Harry served as Executive Chairman, 2001 - 2005 ▪ SBS became the largest shareholder of Lions Gate Entertainment (b) in 1999 ▪ Harry served as Chairman in Lions Gate Entertainment (2004 – 2005) ▪ Co - Chairman of New World Entertainment (1983 – 1989) ▪ Also serving as Board member of various companies including PRISA (since 2011) and ZeniMax Media (since 1999) ▪ Received Juris Doctor from Loyola Law School and BA from the University of California, Los Angeles Harry E. Sloan Jeff Sagansky ▪ President of Silver Eagle (since 2013) ▪ President of Global Eagle (2011 – 2013) ▪ Chairman of Hemisphere Film (since 2008) ▪ Chairman of RHI Entertainment (2009 – 2011) ▪ Chairman of Elm Tree Partners (2007 – 2009) ▪ Co - Chairman, interim CEO of Peace Arch Entertainment (2007 – 2009, 2007 – 2008, respectively) ▪ Vice Chairman, CEO of Paxson Communications (2002 – 2003, 1998 – 2002, respectively) ▪ Co - President and various other roles in Sony Pictures Entertainment (1994 – 1998) ▪ President of CBS Entertainment (1990 – 1994) ▪ President of TriStar Pictures (1985 – 1989) ▪ Received Masters in Business from Harvard Business School and BA from Harvard College (a) MGM is a US - based motion picture, television, home entertainment, theatrical production and distribution company. Harry was appointed C hairman by a PE consortium after their acquisition of MGM (b) Lions Gate is US - listed motion picture and television production company 24

Harry E. Sloan – SBS Broadcasting Sloan’s vision and execution ▪ Began with Harry’s investment of US$5.0 million ▪ Grew to 16 TV stations, 21 premium pay channels and 11 radio networks ▪ Reached 100 million people in 9 countries ▪ Over US$400 million of acquisitions ▪ Sold SBS in 2005 for US$2.5 billion ▪ Sloan created nearly US$1.4 billion of equity value SBS equity outperforms market… 1990 1993 1994 2005 Sloan’s initial investment US$5.0m IPO at US$13.50 per share Follow - on offering at US$26.00 per share Sold to KKR/ Permira for US$2.5bn Founding IPO Sale Equity value US$5m Equity value US$74m Equity value US$1,389m IRR: 46% Share price (rebased to 100%) (rebased to SBS) 25

8.4 106.6 400.0 0 100 200 300 400 500 1983 1985 1989 (US$m) Harry E. Sloan – New World/Marvel Overview ▪ Purchased New World in 1983 for US$2,000,000 with a group of investors ▪ Strategy was to control film library for home entertainment ▪ Sold in 1989 for US$260,000,000 ▪ US$61,500,000 Initial Public Offering in 1985 ▪ Led multiple acquisitions including Marvel Entertainment Group in 1986 ▪ Extended New World’s business mix, building television production business from scratch ▪ Company became one of the largest producers of US primetime television Financial performance Equity outperforms market again 26

Jeff Sagansky – Sony Pictures/Sony Corporation Overview ▪ Co - President: 1996 – 1998 ▪ Responsible for worldwide television operations and strategic planning ▪ Executive Vice President: 1994 – 1996 ▪ Launched multiple international channels, notably AXN and Sony TV India Overview Telemundo acquisition ▪ Jeff, working with Liberty Media Corporation and other investors, spearheaded Sony Pictures Entertainment’s acquisition of Telemundo ▪ Sony Pictures sold Telemundo to NBC for over six times its investment less than three years later ▪ Jeff oversaw the 1997 merger of Sony Corporation of America’s Loews Theatres unit with the Cineplex Odeon Corporation ▪ Created one of the world’s largest movie theatre companies ▪ Responsible for the successful US launch of the Sony PlayStation video game console Loews / Cineplex Odeon Merger 27

Jeff Sagansky – CBS Entertainment Unmatched operating success ▪ Served as President from 1990 - 1994 ▪ Managed programming jewels such as the World Series, Super Bowl and Winter Olympics ▪ During time at CBS, share price increased almost 50% CBS equity beats market “Worst to First” ▪ Unprecedented rise from worst - rated to first - rated network in eighteen months (1991 – 1992) ▪ Developed hits such as Dr. Quinn Medicine Woman, Northern Exposure, Evening Shade, Walker Texas Ranger, Touched By an Angel ▪ Had 5 shows in Nielsen top 15 during #1 network run EBITDA growth 28 EBITDA margin 18.5% 23.8% 24.7% 27.3% 24.4% 186 257 304 383 453 0 100 200 300 400 500 1990 1991 1992 1993 1994 (US$m)